Exhibit 99.5

Consent of Independent Auditor Mazars Paardekoper Hoffman N.V.

We hereby consent to the incorporation by reference in the Registration Statement on Form F-4 and related prospectus of FI CBM Holdings N.V. for the Mergers of Fiat Industrial S.p.A. and CNH Global N.V. to form FI CBM Holdings N.V., of our report dated April 8, 2013, relating to our examination on the reasonableness of the exchange ratio.

In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Mazars Paardekooper Hoffman N.V.

Amsterdam, The Netherlands
May 13, 2013